UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHINO COMMERCIAL BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

16957L 102

(CUSIP Number)

12/31/2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16957L 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GREGG C. GIBSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 75,020

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 75,020

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.70%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer CHINO COMMERCIAL BANCORP
	(b)	Address of Issuer’s Principal Executive Offices 14345 PIPELINE AVENUE, CHINO, CALIFORNIA 91710

Item 2.
	(a)	Name of Person Filing GREGG C. GIBSON
	(b)	Address of Principal Business Office or, if none, Residence 14345 PIPELINE AVENUE, CHINO, CALIFORNIA 91710
	(c)	Citizenship USA
	(d)	Title of Class of Securities COMMON STOCK
	(e)	CUSIP Number 16957L 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 75,020
(b) Percent of class: 8.70%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 75,020
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 75,020
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/22/07
Date
/s/ Dann H. Bowman
Signature
Dann H. Bowman
Name/Title

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Dann H. Bowman and Jo Anne Painter, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.             Execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of Chino Commercial Bank, N.A. (the “Bank”), SEC Form 4 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2.             Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 4, complete and execute any amendment or amendments thereto, and timely file such form with the Comptroller of the Currency and any stock exchange or similar authority; and

3.             Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Bank assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 4’s with respect to the undersigned’s holdings of and transactions in securities issued by the Bank, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of July, 2004.

/s/ Gregg C. Gibson
Signature

Gregg C. Gibson
Print Name

Exhibit “B”